9 HaMenofim St., Herzeliya, Israel

January 11, 2008

Dear Shareholder,

You are cordially invited to attend a special meeting (the “Special Meeting”) of the shareholders of Voltaire Ltd. (the “Company”) on February 7, 2008, beginning at 10:00 am Eastern Standard Time, at the offices of White & Case, LLP, at 1155 Avenue of the Americas, 40th Floor, New York, New York.

The Company’s formal notice of the Special Meeting, published on January 3, 2008, and the Proxy Statement, appear on the following pages and describe in detail the matters to be acted upon at the Special Meeting.

Only shareholders who held ordinary shares of the Company at the close of business on January 8, 2008, are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof. The Company’s Board of Directors recommends a vote “FOR” all of the matters set forth in the notice.

Whether or not you plan to attend the Special Meeting, it is important that your ordinary shares be represented and voted at the Special Meeting. Accordingly, after reading the enclosed Notice of Special Meeting of Shareholders and accompanying Proxy Statement, please sign, date and mail the enclosed proxy card in the envelope provided in accordance with the instructions on your proxy card. You may also vote you shares over the Internet or by telephone if such manner of voting is set forth on your proxy card.

We look forward to seeing as many of you as can attend the meeting.

Very truly yours,

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Media Contact: Christy Lynch Voltaire Tel. +1 978 439 5407 christyl@voltaire.com	Investor Relations Contact: Ehud Helft / Fiona Darmon CCGK Investor Relations Tel. +1 617 418 3096 / +1 646-797-2868 info@gkir.com

VOLTAIRE ANNOUNCES CONVENING OF SPECIAL SHAREHOLDERS
MEETING ON FEBRUARY 7, 2008

As originally published on January 3, 2008

Herzeliya, Israel, January 3, 2008 — Voltaire Ltd. (NASDAQ: VOLT) (the “Company”) today announced that a special meeting (the “Special Meeting”) of its shareholders will be held on February 7, 2008, at 10:00 am Eastern Standard Time, at the offices of White & Case, LLP, at 1155 Avenue of the Americas, 40th Floor, New York, New York. The Special Meeting is being called for the following purposes:

(1)	to elect Ms. Yaffa Krindel and Mr. Rafi Maor as outside directors of the Company, each to hold office for a three-year term, subject to, and in accordance with, the provisions of the Israeli Companies Law, 1999;
(2)	to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board of Directors of the Company;
(3)	to approve the payment to Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer and Chairman of the Board of Directors, of an additional cash bonus amount for the year 2007, the setting of his 2008 maximum bonus amount and the increase of his annual base salary; and
(4)	to act upon such other matters as may properly come before the meeting or any adjournment or postponement thereof.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the Special Meeting in person or by proxy and voting thereon (excluding abstentions) is necessary for the approval of each proposal.

Proposal no. (1) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal, excluding abstentions, include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

Proposal no. (2) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal, excluding abstentions, include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. The Company is not currently aware of any shareholder that would be considered a Controlling Shareholder.

Only shareholders who held ordinary shares of the Company at the close of business on January 8, 2008, are entitled to notice of, and to vote at, the Special Meeting, or at any adjournment or postponement thereof.

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Special Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Special Meeting.

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power in the Company. If a quorum is not present within thirty minutes from the time appointed for the Special Meeting, the Special Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred meeting, all matters which were to be discussed during the Special Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares representing in the aggregate at least 10% of the voting power in the Company.

A proxy statement describing the various matters to be voted upon at the Special Meeting along with a proxy card enabling shareholders to indicate their vote on each matter, will be mailed on or about January 11, 2008 to all shareholders entitled to vote at the Special Meeting. Such proxy statement shall also be filed with the U.S. Securities and Exchange Commission under cover of a Form 6-K and will be available on the Company’s website www.voltaire.com. Signed proxy cards must be received by the Company at its offices, or by its transfer agent no later than two (2) hours before the time fixed for the Special Meeting or be presented to the Chairperson of the Special Meeting at such meeting in order for such proxy vote to be cast at the Special Meeting. Shareholders wishing to express their position on an agenda item for the Special Meeting may do so by submitting a written statement to the Company’s office at the above address no later than January 13, 2008. If you hold your shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, you may also vote your shares over the Internet or by telephone in accordance with the instructions set forth on your proxy card.

About Voltaire

Voltaire Ltd. (NASDAQ: VOLT) designs and develops server and storage switching and software solutions that enable high-performance grid computing within the data center. Voltaire refers to its server and storage switching and software solutions as the Voltaire Grid BackboneTM. Voltaire’s products leverage InfiniBand technology and include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. Voltaire’s solutions have been sold to a wide range of end customers including governmental, research and educational organizations, as well as enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

Founded in 1997, Voltaire Ltd. is headquartered in Herzeliya, Israel, and has its U.S. headquarters in Billerica, Massachusetts. More information about Voltaire is available at www.voltaire.com.

BY ORDER OF THE BOARD OF DIRECTORS

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Herzeliya, Israel
January 3, 2008

9 HaMenofim St., Herzeliya, Israel

SPECIAL MEETING OF SHAREHOLDERS

General Information

This proxy statement and the accompanying proxy card are being furnished to the holders of ordinary shares, par value NIS 0.01 per share, of Voltaire Ltd., an Israeli company (the “Company”), in connection with the solicitation of proxies by the Board of Directors of the Company, for use at the Special Meeting of Shareholders of the Company to be held on February 7, 2008, beginning at 10:00 am Eastern Standard Time, at the offices of White & Case, LLP, at 1155 Avenue of the Americas, 40th Floor, New York, New York (the “Special Meeting”).

Current proof of ownership of the Company’s shares, as well as a form of personal photo identification, must be presented in order to be admitted to the Special Meeting. If your shares are held in the name of a bank, broker or other holder of record, you must bring a current brokerage statement or other proof of ownership with you to the Special Meeting.

The Proxy

Miron (Ronnie) Kenneth and/or Joshua Siegel may be appointed as proxies by the shareholders entitled to vote at the Special Meeting with respect to the matters to be voted upon at the Special Meeting.

All ordinary shares represented by properly executed proxies delivered to the Company at its offices at 9 HaMenofim St., Herzeliya, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two (2) hours prior to the time fixed for the Special Meeting, or presented to the chairperson of the Special Meeting at such meeting, will be voted as specified in the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted in accordance with the recommendations of the Board of Directors contained in this proxy statement and in the discretion of the persons named in the proxy card in respect of such other matters as may properly come before the Special Meeting.

Revocation of Proxies

A shareholder may revoke a proxy in one of the following ways: (i) by written notice delivered to the Company at its offices at 9 HaMenofim St., Herzeliya, Israel, Attn: Joshua Siegel, CFO, or to its transfer agent at least two (2) hours prior to the time of the Special Meeting canceling the proxy or appointing a different proxy; (ii) by written notice delivered at the meeting to the Chairman of the Special Meeting of the revocation of the proxy; or (iii) by attending and voting in person at the Special Meeting. Attendance at the Special Meeting will not in and of itself constitute revocation of a proxy.

Shareholders Entitled to Vote — Record Date

Shareholders of record who held ordinary shares at the close of business on January 8, 2008, (the “Record Date”) are entitled to notice of, and to vote at, the Special Meeting. In addition, shareholders who, as of the Record Date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of the Company or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name. These proxy materials are being forwarded to beneficial owners by the bank, broker or other nominee that is considered the holder of record. Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the Special Meeting, but may not actually vote their shares in person at the meeting. The bank, broker or other nominee which is a shareholder of record has enclosed a proxy card with the proxy materials they forwarded, directing the holder of record how to vote the shares. Such directions may be provided over the Internet, by telephone or by mail, as described in the proxy card.

As of the Record Date, there were 20,545,855 ordinary shares issued, outstanding and entitled to vote at the Special Meeting.

Quorum and Voting

Pursuant to the Company’s Articles of Association, the quorum required for the Special Meeting consists of at least two shareholders present, in person or by proxy, who hold or represent between them at least 25% of the voting power of the Company. If a quorum is not present within thirty minutes from the time appointed for the Special Meeting, the Special Meeting shall stand adjourned to the same day at the same time in the following week, and the Company shall not be obligated to give notice to the shareholders of the deferred meeting. At the deferred general meeting, all matters which were to be discussed at the Special Meeting shall be discussed, provided at least two shareholders are present in person or by proxy and hold shares conferring in the aggregate at least 10% of the voting power of the Company.

Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a quorum. A “broker non-vote” occurs when a bank, broker or other holder of record holding shares for a beneficial owner attends the Special Meeting but does not vote on a particular proposal because that holder does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. If you are a beneficial owner, your bank, broker or other holder of record may be permitted to vote your shares on some of all of the proposals described in this proxy statement even if the record holder does not receive voting instructions from you. In other cases, the record holder may not vote on any of the shareholder proposals absent instructions from you and, without your voting instructions, a broker non-vote will occur.

In each case, the affirmative vote of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting thereon (excluding abstentions) is required to adopt each proposal.

In addition, proposal no. (1) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (the “Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

In addition, proposal no. (2) is subject to the following additional voting requirements:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

For these purposes, a “Controlling Shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being an office holder of the Company). A shareholder is presumed to be a Controlling Shareholder if it holds one half or more of any one of the “Means of Control” of the Company. “Means of Control” is defined as any one of the following: (i) the right to vote at a General Meeting of the Company, or (ii) the right to appoint directors of the Company or its Chief Executive Officer. The Company is not currently aware of any shareholder that would be considered a Controlling Shareholder. However, in order for a shareholder’s vote to be counted, the shareholder must indicate on the enclosed proxy card or prior to voting in person at the Special Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

On each matter submitted to the shareholders for consideration at the Special Meeting, only ordinary shares that are voted on such matter will be counted toward determining whether shareholders approved the matter. Ordinary shares present at the Special Meeting that are not voted on a particular matter, or ordinary shares present by proxy where the shareholder properly withheld authority to vote on such matter (including broker non-votes), will not be counted in determining whether such matter is approved by shareholders.

Each ordinary share is entitled to one vote on each proposal or item that comes before the Special Meeting. If two or more persons are registered as joint owners of any ordinary share, the right to vote at the meeting and/or the right to be counted as part of the quorum thereat shall be conferred exclusively upon the more senior among the joint owners attending the meeting, in person or by proxy. For this purpose, seniority shall be determined by the order in which the names appear in the Company’s Register of Shareholders.

Resolutions of Audit and Finance Committee and Board of Directors following Election of outside directors under Proposal No. (1) and Prior to Voting on Proposal No. (3)

Under the Israeli Companies Law, 1999 (the “Companies Law”), arrangements regarding the compensation of a director in a public company require the prior approval of the Company’s audit committee, board of directors and shareholders, in that order. Moreover, the audit committee cannot approve such arrangements unless at least two of the Company’s outside directors (as such term is defined under the Companies Law) are members of the audit committee at the time of such approval and at least one of the outside directors is present at the meeting at which the audit committee approves such arrangements.

Accordingly, assuming the election by the shareholders of the Company of the outside directors pursuant to proposal no. (1), following the vote by the shareholders on proposal no. (2), there will be a brief intermission in the Special Meeting during which time the Audit and Finance Committee and then Board of Directors of the Company will be convened in order to vote on the matters presented under proposal no. (3).

Following the intermission in the Special Meeting and assuming that the Audit and Finance Committee and then the Board of Directors approve the matters proposed under proposal no. (3), the Special Meeting will resume and shareholders will be asked vote on proposal no. (3).

Voting Results

The final voting results will be tallied by the Company’s Chief Financial Officer based on the information provided by the Company’s transfer agent or otherwise and will be published following the Special Meeting on a Form 6-K.

Proxy Solicitation

In addition to solicitation by mail, directors, officers and employees of the Company may solicit proxies from shareholders by telephone, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for reasonable out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of ordinary shares held of record by them, and such custodians will be reimbursed for their reasonable out-of-pocket expenses. The Company may also retain an independent contractor to assist in the solicitation of proxies. If retained for such services, the costs will be paid by the Company. The Company may reimburse the reasonable out-of-pocket expenses of brokerage houses or other nominees or fiduciaries for forwarding proxy materials to, and obtaining authority to execute proxies from, beneficial owners for whose accounts they hold ordinary shares.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information regarding the beneficial ownership of the Company’s outstanding ordinary shares by: (i) each person who the Company believes beneficially owns 5.0% or more of the outstanding ordinary shares; and (ii) all of the Company’s directors and executive officers as a group.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The percentage ownership of each such person is based on the number of ordinary shares outstanding as of the Record Date and reflects the number of shares underlying options that are exercisable within 60 days from the date of the Record Date. Ordinary shares subject to these options are deemed to be outstanding for the purpose of computing the ownership percentage of the person holding these options, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

The information set forth in the table is based on the information contained in the final prospectus for the Company’s initial public offering, filed with the SEC on July 27, 2007. No shareholder of the Company has filed any report indicating any acquisition of beneficial ownership of the Company’s shares since that date and each shareholder listed below has signed a lock-up agreement with the underwriters for the Company’s initial public offering undertaking not to transfer or otherwise dispose of shares prior to January 21, 2008. The Company has not independently verified the information set forth below and it is based solely in the sources and assumptions noted above.

Name	Ordinary Shares Beneficially Owned	Percentage of Outstanding Ordinary Shares(1)
BCF II Belgium Holding SPRL(1)	4,270,522	20.8
Pitango Venture Capital Group(2)	3,291,120	16.0
Vertex Venture Capital Group(3)	2,116,677	10.3
Tamir Fishman Group(4)	1,031,743	5.0
P. Kevin Kilroy(5)	4,270,522	20.8
Chemi J. Peres(6)	3,291,120	16.0
Yoram Oron(7)	2,116,677	10.3
All directors and executive officers as a group	12,529,616	69.2

(1)	Consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium.
(2)	Consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”).
(3)	Consists of 1,569,982 shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 shares owned by Vertex Israel II (A) Fund LP, 43,424 shares owned by Vertex Israel II (B) Fund LP, 200,422 shares owned by Vertex Israel II Discount Fund LP and 19,585 shares owned by Vertex Israel II (C.I.) Executive Fund LP (collectively, the “Vertex Venture Capital Group”).
(4)	Consists of 515,678 shares owned by Tamir Fishman Ventures II LP, 356,052 shares owned by Tamir Fishman Venture Capital II Ltd., 68,968 shares owned by Tamir Fishman Ventures II (Israel) LP, 68,792 shares owned by Tamir Fishman Ventures II (Cayman Islands) L.P., 16,514 shares owned by Tamir Fishman Ventures II CEO Fund (U.S.) LP and 5,739 shares owned by Tamir Fishman Ventures II CEO Fund LP.

(5)	Consists of 4,270,522 shares held by BCF Belgium Holding II SPRL (“BCF”). Mr. Kilroy is a manager of Baker Capital Partners II, LLC, a Delaware limited liability company, which is the sole general partner of BCF, and, by virtue of his position, exercises voting and investment power, and thus beneficial ownership, with respect to the shares held by BCF.
(6)	Consists of 3,291,120 shares held by the Pitango Funds. Mr. Peres is a managing partner of Pitango Venture Capital Fund III and by virtue of his position, exercises voting and investment power and thus beneficial ownership, with respect to the shares held by the Pitango Funds.
(7)	Consists of 2,116,677 shares held by the Vertex Venture Capital Group. Mr. Oron is the founder and managing partner of Vertex Israel II Management, Ltd., and, by virtue of his position, exercises voting and investment power, and thus beneficial ownership, with respect to the shares held by the Vertex Venture Capital Group.

I. PROPOSAL ONE

ELECTION OF OUTSIDE DIRECTORS
UNDER THE ISRAELI COMPANIES LAW

Background

As an Israeli company, we are required to have a minimum of two directors who meet certain independence and other criteria established by the Israeli Companies Law, 1999 (the “Israeli Companies Law”). These directors are referred to as “outside directors.” Both outside directors are required to serve on our Audit and Finance Committee, which was formed in accordance with the Israeli Companies Law and the NASDAQ Listing Rules, and at least one outside director is required to serve on each other committee of our Board of Directors, which is authorized to exercise powers of our Board of Directors.

Our Board of Directors has determined that Ms. Krindel and Mr. Rafi Maor each satisfy the requirements for an outside director under Israeli Companies Law and the requirements for an independent director under the NASDAQ Listing Rules and the rules of the Securities and Exchange Commission. Accordingly, upon their election as outside directors both of them will automatically become members of the Audit and Finance Committee and at least one outside director will be appointed to each of our Compensation Committee and our Nominating and Governance Committee.

Each outside director serves for one three-year term that may be extended for additional three-year terms or until his or her term of office is terminated in accordance with the Israeli Companies Law.

The outside directors will receive cash and equity compensation in accordance with the Voltaire Ltd. Non-Employee Director Compensation Plan, as approved by the shareholders of the Company on July 5, 2007.

The nominees for outside directors are:

Ms. Yaffa Krindel, age 53. Ms. Krindel currently serves as a general partner in Tamarix Ventures, a private venture capital fund headquartered in Herzeliya. From 1997 until 2007, Ms. Krindel served as managing partner in Herzeliya and later as a partner of STAR Ventures, a venture capital fund headquartered in Munich, Germany. Between 1992 and 1996, before joining STAR Ventures, Ms. Krindel served as Chief Financial Officer and Vice President – Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya, Inc., NYSE:AV), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 until 1997, she served as Chief Financial Officer and a director of BreezeCOM Ltd. (now part of Alvarion Ltd., NASDAQ: ALVR), a provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of directors of Syneron Medical Ltd. (NASDAQ: ELOS) and on the board of directors of Fundtech Ltd. (NASDAQ: FNDT). In addition, she serves on the boards of directors of the following private companies: Siano Mobile Silicon, Inc. and OrSense Ltd. Ms. Krindel holds an M.B.A. from Tel Aviv University and a B.A. in Economics and Far Eastern Studies from the Hebrew University in Jerusalem.

Rafi Maor, age 57. Mr. Maor currently serves as President and Chief Executive Officer of ECI Telecom Ltd., a global telecommunications company that was publicly traded on NASDAQ until September 2007, when it was acquired by the New York-based Swarth Group and the London-based Ashmore Fund. Mr. Maor Joined ECI in September 2004 as Chief Operating Officer, and was appointed President and Chief Executive Officer in January 2006. Prior to joining ECI, Mr. Maor spent nine years at Indigo N.V. where he served as the company’s President and Chief Operating Officer. Mr. Maor was also a member of the management board of Indigo’s Board of Directors. Following Indigo’s acquisition by Hewlett-Packard Company (NYSE: HPQ) in March 2002, Mr. Maor served as General Manager of HP/Indigo Division and Vice President at Hewlett-Packard with worldwide responsibility for the Indigo product line. Prior to joining Indigo, Mr. Maor was employed by Israel Aircraft Industries Ltd. for twenty years, where he served in senior managerial positions. Mr. Maor holds a B.Sc. in engineering from Tel Aviv University and is a graduate of the Advanced Management Program at INSEAD Business School, Fontainebleau, France.

Proposed Resolutions

You are being asked to elect each of the outside director nominees listed above for a three-year term as provided by the Israeli Companies Law. Election of outside directors requires the vote of the holders of a majority of the ordinary shares represented at the Special Meeting in person or by proxy and voted therein (excluding abstentions), provided that either:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), include at least one-third of the shares held by Non-Controlling Shareholders that are voted at the meeting (“Non-Controlling Shares”); or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

The term “Controlling Shareholder” is defined above on page 4 of this Proxy Statement. For additional information regarding the shareholders of the Company as of the Record Date, see “Principal Shareholders” on page 6 of this Proxy Statement. In order for a shareholder’s vote to be counted for this proposal no. (1), such shareholder must indicate on the enclosed proxy card or prior to voting in person at the Special Meeting, whether such shareholder should be considered a Controlling Shareholder of the Company.

Resolutions

At the Special Meeting, it is proposed that the following resolutions be adopted:

“1A. Resolved, that Ms. Yaffa Krindel be elected as an outside director of the Company.

1B. Resolved, that Mr. Rafi Maor be elected as an outside director of the Company.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT THE SHAREHOLDERS VOTE “FOR” THE ADOPTION OF THESE RESOLUTIONS.

II. PROPOSAL TWO

AUTHORIZATION OF CHAIRMAN OF THE BOARD TO CONTINUE TO SERVE
AS CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER

Background

The Israeli Companies Law provides that the chairman of the board of directors of a public company cannot also serve as the chief executive officer of the company unless such service is approved by the shareholders. Any such approval by shareholders is valid for a period not to exceed three years from the date of such approval. The Board of Directors believes that it is in the Company’s best interests for Mr. Miron (Ronnie) Kenneth to continue to serve in both of these capacities.

The Company has adopted Corporate Governance Guidelines, which are available on the Company’s website. Under these guidelines, it is currently the policy of the Company that the positions of Chairperson of the Board and Chief Executive Officer are held by the same person (subject to approval by the Company’s shareholder pursuant to the Israeli Companies Law). The Board of Directors believes that its function in monitoring the performance of senior management of the Company is fulfilled by the presence of independent directors of stature, including a lead director. The lead director is currently Eric Benhamou and his role in the functioning of the Board of Directors is set forth in the Corporate Governance Guidelines.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Special Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to authorize Mr. Miron (Ronnie) Kenneth to continue to serve as Chairman of the Board of Directors and Chief Executive Officer, provided that either:

•	the shares voted at the meeting in favor of the proposal (excluding abstentions), include at least two-thirds of the Non-Controlling Shares voted at the meeting; or
•	the total number of Non-Controlling Shares voted against the proposal does not exceed one percent of the aggregate voting rights in the Company.

See Proposal One for information about the term “Non-Controlling Shares”.

Resolution

At the Special Meeting, it is proposed that the following resolutions be adopted:

“2. RESOLVED, to approve the continued service of Mr. Miron (Ronnie) Kenneth, the Company’s Chief Executive Officer, as Chairman of the Board of Directors of the Company.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

III. PROPOSAL THREE

APPROVAL OF THE COMPENSATION OF THE
CHIEF EXECUTIVE OFFICER OF THE COMPANY

Under the Israeli Companies Law, 1999, arrangements regarding the compensation of a director in a public company require the prior approval of the Company’s audit committee, board of directors and shareholders, in that order. Moreover, the audit committee cannot approve such arrangements unless at least two of the Company’s outside directors (as such term is defined under the Companies Law) are members of the audit committee at the time of such approval and at least one of the outside directors is present at the meeting at which the audit committee approves such arrangements.

Accordingly, assuming the election by the shareholders of the Company of the outside directors under proposal no. (1), following the vote by the shareholders on proposal no. (2) there shall be a brief intermission in the Special Meeting during which time the Audit and Finance Committee and then the Board of Directors of the Company will be convened in order to vote on the matters presented under proposal no. (3).

Following the intermission in the Special Meeting and assuming that the Audit and Finance Committee and then Board of Directors approve the resolution proposed under proposals no. (3), the Special Meeting shall resume and it shall be proposed that the shareholders approve the following proposal.

Background

The Israeli Companies Law provides that the terms of compensation granted to a director in his capacity as an office holder, require the approval of the audit committee, the board of directors and the shareholders, in that order. Mr. Miron (Ronnie) Kenneth, who is a director of the Company, is also the Chief Executive Officer of the Company (the “CEO”). Therefore, a change to his compensation requires the aforesaid approvals.

In the 2007 fiscal year, the CEO’s annual base salary was $250,000. In view of the Company’s strong financial performance and other achievements in the 2007 fiscal year, including the completion of an initial public offering and listing on the NASDAQ Global Market, the Company’s Compensation Committee approved the payment to the CEO of a performance-based cash bonus in the amount of $50,000, which was the maximum amount previously approved for the fiscal year 2007. In addition to considering the performance-related factors outlined above, the Compensation Committee considered the total compensation paid to the CEO’s of comparable Israeli companies and noted that the total compensation of the CEO did not exceed the median amount paid by those companies to their respective CEOs.

Based on the considerations described above, the Compensation Committee further recommended that our Audit and Finance Committee and Board of Directors, approve the following compensation arrangement with respect to the CEO:

(i)	to pay to the CEO an additional cash bonus in the amount of $50,000 in view of the Company’s strong financial performance and other achievements in the 2007 fiscal year; and
(ii)	to increase the annual base salary of the CEO to $325,000, effective as of April 1, 2008; and
(iii)	to set the CEO’s maximum performance-based cash bonus with respect to the 2008 fiscal year at $125,000.

The Company’s Compensation Committee shall have the discretion to decide as to the terms of payment of the 2008 fiscal year bonus. Items (i) through (iii) above are referred to as the “Recommended Compensation”.

Following a recommendation of our Compensation Committee, our Audit and Finance Committee and our Board of Directors have approved the Recommended Compensation.

Proposed Resolution

The affirmative vote of the holders of a majority of the ordinary shares represented at the Special Meeting in person or by proxy and voted therein (excluding abstentions), is necessary to approve the resolution set forth below.

Resolution

At the Special Meeting, it is proposed that the following resolutions be adopted:

“3. RESOLVED, that the Recommended Compensation to the Company’s CEO, as approved by the Company’s Audit and Finance Committee and Board of Directors and presented to the shareholders in the proxy statement provided by the Company for this Special Meeting, is hereby approved.”

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADOPTION OF THIS RESOLUTION.

OTHER BUSINESS

The Board of Directors is not aware of any other matters that may be presented at the Special Meeting other than those mentioned in the attached Notice of Special Meeting of Shareholders. If any other matters do properly come before the Special Meeting, it is intended that the persons named as proxies will vote, pursuant to their discretionary authority, according to their best judgment in the interest of us and our shareholders.

ADDITIONAL INFORMATION

We are subject to the information reporting requirements of the U.S. Securities Exchange Act of 1934, as amended, applicable to foreign private issuers. We fulfill these requirements by filing reports with the SEC. Our filings with the SEC may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at www.sec.gov. As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements. The circulation of this proxy statement should not be taken as an admission that we are subject to those proxy rules.

By order of the Board of Directors:

Miron (Ronnie) Kenneth
Chairman of the Board of Directors

Herzeliya, Israel
January 11, 2008

SPECIAL MEETING OF SHAREHOLDERS OF

VOLTAIRE LTD.

February 7, 2008

Please date, sign and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20230030300000000000 4   020708

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD AUTHORITY FOR ALL NOMINEES**

☐ **FOR ALL EXCEPT** (See instructions below)

NOMINEES:
○ MS. YAFFA KRINDEL
○ MR. RAFI MAOR

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

	FOR	AGAINST	ABSTAIN
2. TO APPROVE THE CONTINUED SERVICE OF MR. MIRON (RONNIE) KENNETH, THE COMPANY'S CHIEF EXECUTIVE OFFICER, AS CHAIRMAN OF THE BOARD OF DIRECTORS OF THE COMPANY.	☐	☐	☐
3. TO APPROVE THE COMPENSATION OF MR. MIRON (RONNIE) KENNETH AS CHIEF EXECUTIVE OFFICER OF THE COMPANY.	☐	☐	☐
4. IN CONNECTION WITH PROPOSALS 1 AND 2, PLEASE INDICATE "FOR" IF YOU **ARE NOT** A "CONTROLLING SHAREHOLDER" OF THE COMPANY AND INDICATE "AGAINST" IF YOU **ARE** A "CONTROLLING SHAREHOLDER" OF THE COMPANY. IF YOU INDICATE "AGAINST", PLEASE PROVIDE DETAILS.	☐	☐	☐

Please note for Item 4, a vote "FOR" would indicate that you are NOT a "Controlling Shareholder" of the Company, and a vote "AGAINST" would indicate that you are a "Controlling Shareholder" of the Company. If a choice is not specified, this proxy will be voted "FOR" Item 4 indicating that you are NOT a "Controlling Shareholder". Please ensure that you have answered Item 4 correctly.

The proxy will be voted as specified. If a choice is not specified, this proxy will be voted "FOR" proposals 1, 2 and 3, and "FOR" Item 4, and in the discretion of the proxies with respect to all other matters which may properly come before the meeting and any and all adjournments thereof.

Signature of Shareholder ______ Date: ______ Signature of Shareholder ______ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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PROXY

VOLTAIRE LTD.

SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD FEBRUARY 7, 2008

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Miron (Ronnie) Kenneth and Joshua Siegel, and each or either of them, proxies of the undersigned, with full power of substitution to vote all of the shares of Voltaire Ltd., an Israeli company (the "Company"), which the undersigned may be entitled to vote at the Special Meeting of shareholders of the Company to be held at the offices of White & Case, LLP, at 1155 Avenue of the Americas, 40th Floor, New York, New York on Thursday, February 7, 2008, at 10:00 am Eastern Standard Time or at any adjournment or postponement thereof, as shown on the voting side of this card.

(Continued and to be signed on the reverse side.)

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